SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the transition period from
Commission File Number: 2-91561
     A: Full title of the plan and the address of the plan, if different from that of the issuer named below:
DOVER CORPORATION RETIREMENT SAVINGS PLAN
     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOVER CORPORATION
280 Park Avenue
New York, New York 10017
(212) 922-1640

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2006 and 2005

*	Other schedules outlined by section 2520.103-10 have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Dover Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Dover Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dover Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions at December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.
/s/ J.H. Cohn LLP
New York, New York
June 1, 2007

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	At December 31,
(in thousands)	2006	2005
Investments at fair value:
Dover Corporation common stock accounts	$203,012	$181,389
Mutual funds	375,907	346,597
Collective funds	225,622	207,593
Participant loans	25,803	27,643

Total investments at fair value	830,344	763,222

Receivables:
Participant contributions receivable	1,115	1,040
Company contributions receivable	12,970	12,848

Total receivables	14,085	13,888

Net assets available for benefits	$844,429	$777,110

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
(in thousands)	December 31, 2006

Investment income:
Interest	$2,483
Dividends	7,650
Net realized and unrealized appreciation in fair value of investments	91,553

Total investment income	101,686

Additions:
Participant contributions	39,254
Company contributions	23,299
Rollovers	1,780

Total additions	64,333

Deductions:
Distributions	(95,377)
Transfer of plan assets out to unaffiliated plan	(3,323)

Total deductions	(98,700)

Net increase in net assets available for benefits	67,319

Net assets available for benefits
Beginning of year	777,110

End of year	$844,429

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of Dover Corporation Retirement Savings Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).
The assets of the Plan that are invested in Dover stock are in a separate account (“Dover ESOP Stock Account”), which constitutes an “Employee Stock Ownership Plan” (an “ESOP”) under certain sections of the Internal Revenue Code. The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover ESOP Stock Account, which then allows Dover to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such Account, regardless of whether participants actually receive the dividends in cash. Prior to December 31, 2006, stock acquired under the Plan was temporarily held in a separate account in the Plan that does not meet the ESOP requirements of the Internal Revenue Code and was transferred periodically to the Dover ESOP Stock Account. Effective as December 31, 2006, this account was merged into the Dover ESOP Stock Account, the name of which was changed to the Dover Stock Account.
In June 2006, the Plan’s recordkeeper and trustee, Ameriprise Financial was acquired by Wachovia Corporation (the “Trustee”), although the transfer of the Plan’s administration and trusteeship to Wachovia did not occur until April 2007. The Trustee has been granted authority by Dover’s Pension Committee (the “Plan Administrator”), appointed by the Board of Directors, to purchase and sell securities.
Eligibility
Participating companies of Dover (the “Employer”) may participate in (i) the employee salary contribution and matching contribution features of the Plan, (ii) the profit-sharing contribution feature of the Plan, or (iii) both. Prior to the implementation of Automatic Enrollment, as described below, all employees of such Employers who reached age 21 and completed one year of service generally were eligible to participate in the Plan, except in the case of certain Employers whose employees were immediately eligible to join the Plan once they had reached either age 18 or age 21 (depending on the units’ requirements).
Automatic Enrollment
Effective May 1, 2006, the Plan implemented automatic enrollment for all Employers (except for employee groups covered by collective bargaining agreements that do not allow such a change to the Plan). Pursuant to the new procedure, all eligible employees who were not participating in the Plan as of April 30, 2006 were enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally opted-out of the Plan within 30 days or elected to contribute at a higher or lower rate. This rule also applies to any eligible employees hired after May 1, 2006. All of such participants receive an immediate company match (where an Employer makes matching contributions), with the participant generally becoming fully vested in such matching contributions after attaining one year of service. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Manning & Napier Target Maturity Fund (see Note 3) based on the participant’s date of birth unless the participant elects other investments permitted under the Plan.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
Contributions
Employee
Employee pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. The amount contributed by a participant is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $220,000 for 2006 and $210,000 for 2005 (as adjusted for future statutory changes) the amount of compensation that may be taken into account under the Plan.
Employer
Most Employers make matching contributions to the Plan equal to a percentage of the first 6% of participants’ compensation contributed to the Plan (the “Employer Matching Contribution”). At the discretion of an Employer’s board of directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of participants employed on the last day of the year. Basic and year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant’s compensation contributed to the Plan. Employer Matching Contributions may be made in the form of cash or Dover stock; however, historically, Dover has only contributed cash to the Plan.
An Employer also may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements specified by such employer. Such contributions are allocated in proportion to the compensation of participants who are employed by that Employer and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan.
Vesting
Participants are fully vested immediately with respect to their own contributions. Prior to May 1, 2006 participants were immediately vested with respect to Employer Matching Contributions, except for certain Employers whose employees were immediately eligible to join the Plan, in which case Employer Matching Contributions generally were subject to a one year of service vesting requirement. Effective May 1, 2006, Employer Matching Contributions for all participants generally are vested after the participant completes a one year of service vesting requirement.
Generally, in any Plan year in which a participant does not receive the maximum Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” (year-end reconciling Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.
A participant’s profit-sharing account vests at the rate of 20% per year of service (except in the case of certain Employers whose employees’ Profit-Sharing Contribution accounts are immediately vested). Generally, a participant’s profit-sharing account becomes fully vested after five years of service, upon the participant’s attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
Distributions and Forfeitures
A participant’s vested account balance in the Plan is distributable following the participant’s retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future Employer contributions. At December 31, 2006 and 2005, forfeited unvested amounts that were unallocated to participants totaled $821,742 and $600,688, respectively. During 2006, approximately $230,000 of the forfeiture balance in the Plan was used to offset current year employer contributions.
Hardship withdrawals are permitted for any participants who can demonstrate a financial hardship which the Internal Revenue Service deems to be an “immediate and heavy financial need”. The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus taxes. Otherwise, the Plan does not permit withdrawals (except for loans) during a participant’s active employment.
Distributions from the Plan are generally made in the form of a single lump sum, although, the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55.
Participant Loans
A participant may apply for a loan at any time. Effective September 1, 2005, the Plan reduced the maximum amount of loans per participant that may be outstanding at any one time from three to two. Loans outstanding prior to September 1, 2005 are grandfathered under the prior Plan provision. Loans are repaid in equal installments through payroll deductions over a maximum of 30 years (for a principal residence loan) and a minimum of 1 year. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant’s vested account as of the Plan’s valuation date preceding the loan request, in accordance with the Internal Revenue Code, per the following schedule:

Vested Account Balance	Allowable Loan

Less than or equal to $100,000	Up to 50% of Vested Account Balance
More than $100,000	$50,000
In addition, no loan may be granted which exceeds $50,000 reduced by the highest aggregate outstanding loan balance of the participant during the 12 months preceding the date of the loan. Current outstanding loans bear interest from 4.0% to 10.79%.
Allocation Provisions
Subject to the Plan’s excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds except that participants who are considered Dover “insiders” may complete transfers involving Dover stock only during designated window periods. Prior to December 31, 2006, participants were restricted from transferring all or any portion of their Plan accounts directly into the Dover ESOP Stock Account.
Each participant has the right to roll over into the Plan certain distributions from other qualified plans or conduit IRAs.
Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
Administrative Expenses
Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal and audit fees are paid by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings and such costs are included in the appreciation or depreciation in fair value of investments recorded in the Statement of Changes in Net Assets Available for Benefits.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.
Investments — Valuation
Investments consisting of common shares in Dover are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers.
Participant loans receivable are valued at cost (outstanding value), which approximates fair value.
Investments — Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
affect participants’ account balances and the amounts reported in the 2006 Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.
Distributions to Participants
Distributions to participants are recorded in the Plan’s financial statements when paid.
Plan Termination
Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their Plan accounts.
3. Investments
On February 28, 2006, Dover replaced the three RiverSource Trust Horizon lifestyle funds with three Pro-Mix Target Maturity Funds, and added two additional Pro-Mix Target Maturity Funds to the Plan. Each Pro-Mix Target Maturity Fund provides participants with a self-allocating investment fund based on the participant’s date of birth. The names of the Pro-Mix Target funds were changed to Manning & Napier Target Maturity Funds as of September 29, 2006. As the participant approaches his or her projected retirement date, each specific Target Maturity Fund automatically adjusts its investment allocation from a more aggressive mix at younger ages to an increasingly more conservative mix at older ages. Existing participant account balances were transferred from each Horizon fund to the appropriate Target Maturity Fund. Affected participants were notified in advance of the implementation of the new funds and were provided with an opportunity to change their investment allocations before the transfers took effect.
On February 15, 2006, RiverSource Investments, LLC completed a proxy vote during its shareholder meeting in which several fund mergers were passed, two of which applied to investment funds offered by the Plan. The two fund mergers, which were completed in March 2006, were:
•	RiverSource Stock Fund into the RiverSource Disciplined Equity Fund, and

•	RiverSource New Dimensions Fund into the RiverSource Large Cap Equity Fund.
The RiverSource Disciplined Equity Fund (the “Disciplined Fund”) and the RiverSource Large Cap Equity Fund (the “Large Cap Fund”) seek to provide shareholders with long-term capital growth. Under normal market conditions, the Disciplined Fund invests at least 80% of its net assets in equity securities of companies listed on U.S. exchanges with market capitalizations greater than $5 billion at the time of purchase. The Large Cap Fund offers exposure across the large cap spectrum to core, growth and value stocks within a single portfolio.
In addition, the Plan also offered the following investment funds during 2006:
•	The Dover Stock Account invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account accepts shares of Dover common stock purchased through employee and employer contributions.

•	The RiverSource Income Fund invests primarily in the RiverSouce Trust Income Fund II, which invests in AAA credit quality bonds, book value warrants, and traditional insurance contracts.

•	The PIMCO Total Return Fund (Administrative Class) invests primarily in a portfolio of intermediate maturity fixed income securities, with investments in U.S. treasury, corporate and mortgage-backed bonds. The fund also invests in U.S. dollar and non U.S. dollar denominated securities of non U.S. issuers and money market instruments.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
•	The RiverSource Balanced Fund invests in a balanced mix of U.S. stocks and fixed income securities.

•	The Templeton Foreign Fund invests primarily in securities of companies outside the U.S., including emerging markets.

•	The AIM Constellation Fund invests in companies likely to benefit from new or innovative products, services or processes and that have demonstrated superior earnings growth.

•	The RiverSource Trust Equity Index Fund I seeks to achieve the rate of return of the Standard & Poor’s 500 Index. The fund invests in some or all of the companies upon which the Standard & Poor’s 500 Index is based.

•	The Davis New York Venture Fund seeks long-term capital growth. The fund invests the majority of its assets in companies that have achieved a dominant or growing market share, are well managed and can be purchased at value prices.

•	The Neuberger Berman Genesis Fund invests primarily in undervalued stocks of small-capitalization companies, which it defines as those companies with a total market value of no more than $1.5 billion as measured at the time the Fund first invests.

•	The RiverSource Trust Emerging Growth Fund II seeks to provide long-term capital growth by investing primarily in high quality, small sized U.S. stocks with significant growth potential.

•	The American Funds Capital World Growth and Income Fund seeks to provide investors with long-term growth of capital while providing current income by investing primarily in common stocks and bonds of well-established companies located around the world.
The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	At December 31,
(in thousands)	2006	2005

Dover Corporation common stock accounts	$203,012	$181,389
RiverSource Income Fund	126,034	128,929
Neuberger Berman Genesis Fund	72,354	78,291
RiverSource Large Cap Equity Fund	65,678	—
RiverSource New Dimensions Fund	—	64,272
Davis New York Venture Fund	54,152	45,828
RiverSource Discipline Equity Fund	44,387	—
RiverSource Stock Fund	—	41,860
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

For the Year Ended
December 31,
(in thousands)	2006

Dover Corporation common stock accounts	$37,579
Mutual funds	38,418
Collective funds	15,556

$91,553

4. Related-Party Transactions
Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Dover as the Plan sponsor is also a related party under ERISA Rule 3.14.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
5. Income Tax Status
Dover has previously received a tax determination letter dated July 29, 2004 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, Dover believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.
6. Transfers In and Transfers Out
All of the following transfers involve companies that are indirect, wholly-owned subsidiaries of Dover. All assets have been transferred into or transferred out of the Plan at fair value as of the date indicated.
2006

On March 15, 2006, assets amounting to $2.2 million were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants who were part of the divestiture of Koolant Koolers and Schreiber Engineering to Glen Dimplex.
On December 1, 2006, assets amounting to $1.1 million were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants who were part of the divestiture of Heil Environmental Truck Equipment Group (Tishomingo and Heil South) to Truck Bodies and Equipment International, Inc.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
7. Reconciliation of Financial Statements to Form 5500

(in thousands)	At December 31,
	2006	2005
Net assets available for benefits per the accompanying financial statements	$844,429	$777,110
Deemed distributed loans	(621)	(685)

Net assets available for benefits per Form 5500	$843,808	$776,425

For the Year Ended
(in thousands)	December 31, 2006

Total interest income per the accompanying financial statements	$2,483
Interest income on deemed distributed loans	5

Total interest income per Form 5500	$2,488

Total distributions per the accompanying financial statements	$95,377
Deemed distributed loans offset by total distributions	(177)
Change in deemed distributed loans	118

Total distributions per Form 5500	$95,318

8. Subsequent Events
On January 22, 2007, assets amounting to $176.0 million were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants who were part of the divestiture of Universal Instruments, Vitronics-Soltec and Hover-Davis to Francisco Partners.
Effective as of July 2, 2007, five new funds will be added to the investment options available under the Plan and four investment options will be removed from the investments currently allowed under the Plan. The new funds will be the American Funds Growth Fund of American (R4), Evergreen Disciplined International Core Equity, Hartford Small Company HLS IA, Northern Small Cap Value and Pacific Capital Small Cap Y. The funds that will no longer be available under the Plan are the AIM Constellation Fund (A), RiverSource Disciplined Equity Fund (R4), RiverSource Trust Emerging Growth Fund II (CTF) and Templeton Foreign Fund (A).

EIN# 53-0257888 Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2006
(dollars in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of
	Identity of Issuer, Borrower, Lender, etc.	Investment	Cost	Fair Value

*	Dover Corporation common stock accounts (4,115,978 shares)	Common stock fund		$203,012

	Templeton Foreign Fund	Mutual funds		32,504
	AIM Constellation Fund	Mutual funds		22,037
*	RiverSource Balanced Fund	Mutual funds		19,278
	Davis New York Venture Fund	Mutual funds		54,152
	Neuberger Berman Genesis Fund	Mutual funds		72,354
	American Funds Capital World Growth and Income Fund	Mutual funds		38,075
	PIMCO Total Return Fund	Mutual funds		27,442
*	RiverSource Discipline Equity Fund	Mutual funds		44,387
*	RiverSource Large Cap Equity Fund	Mutual funds		65,678

	Manning & Napier Retirement Target Income Fund	Collective funds		8,856
	Manning & Napier Retirement Target 2010	Collective funds		18,870
	Manning & Napier Retirement Target 2020	Collective funds		3,990
	Manning & Napier Retirement Target 2030	Collective funds		28,598
	Manning & Napier Retirement Target 2040	Collective funds		2,710
*	RiverSource Income Fund	Collective funds		126,034
*	RiverSource Trust Equity Index Fund I	Collective funds		26,564
*	RiverSource Trust Emerging Growth Fund II	Collective funds		10,000

*	Loan fund, interest rate varies from 4.0% to 10.79%, maturity dates vary from 1/1/2007 to 10/8/2034	Loans		25,803

	Total			$830,344

*	Denotes party-in-interest

EIN# 53-0257888 Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4a -Schedule of Delinquent Participant Contributions
At December 31, 2006
(dollars in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$14	$14

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated: June 21, 2007	By:	/s/ Joseph W. Schmidt
Joseph W. Schmidt, Vice President,
General Counsel, Secretary and
Member of the Pension Committee
(Plan Administrator)

EXHIBIT INDEX
23.1 Consent of J.H. Cohn LLP